SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 26, 2015

Extraordinary Report

June 26, 2015

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On June 26, 2015, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 98th Ordinary General Meeting of Shareholders held on June 23, 2015 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 98th Ordinary General Meeting of Shareholders held on June 23, 2015 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 23, 2015

(2) Proposals acted upon

Proposal 1: To amend a part of the Articles of Incorporation.

Proposal 2: To elect 12 Directors.

Kazuo Hirai, Kenichiro Yoshida, Kanemitsu Anraku, Osamu Nagayama, Takaaki Nimura, Eikoh Harada, Joichi Ito, Tim Schaaff, Kazuo Matsunaga, Koichi Miyata, John V. Roos and Eriko Sakurai were elected as directors of the Corporation.

Proposal 3: To issue Stock Acquisition Rights for the purpose of granting stock options.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights
Number of shareholders with voting rights		489,316
Number of voting rights		11,664,588

2) The number of shareholders who have exercised their voting rights
Number of shareholders who have exercised their voting rights		126,031
(Number of shareholders present at the Meeting		2,140)
Number of voting rights exercised	8,221,267	[Exercise Ratio 70.5%]
(Number of voting rights of the shareholders present at the Meeting
	95,244	[Exercise Ratio 0.8%])

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(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1	7,992,492	147,279	41,347	97%	Approved
Proposal 2
Kazuo Hirai	7,198,897	691,992	290,531	88%	Approved
Kenichiro Yoshida	7,833,913	191,403	156,109	95%	Approved
Kanemitsu Anraku	7,898,822	128,344	154,259	96%	Approved
Osamu Nagayama	7,929,527	97,337	154,563	96%	Approved
Takaaki Nimura	7,904,820	122,405	154,200	96%	Approved
Eikoh Harada	7,931,812	95,083	154,532	96%	Approved
Joichi Ito	7,918,888	107,709	154,829	96%	Approved
Tim Schaaff	7,850,697	174,719	156,010	95%	Approved
Kazuo Matsunaga	7,891,462	135,588	154,374	96%	Approved
Koichi Miyata	7,079,402	924,680	177,341	86%	Approved
John V. Roos	7,841,683	184,893	154,851	95%	Approved
Eriko Sakurai	7,943,932	89,180	148,315	97%	Approved
Proposal 3	7,772,058	367,951	41,532	95%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:

1) The resolutions for Proposal 1 and Proposal 3 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2) The resolution for Proposal 2 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting as the denominator.
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(4)  Reason why a portion of the voting rights held by the shareholders present at the Meetingwas not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

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